FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2021

Commission File Number: 033-51000

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-      Press release issued by Videotron dated January 22, 2021.

PRESS RELEASE	For immediate release

Videotron Ltd. Announces Closing of C$650,000,000 Senior Notes Offering

Montréal, January 22, 2021 - Videotron Ltd. (“Videotron”) today announced the closing of its issuance and sale of C$650 million aggregate principal amount of 3.125% Senior Notes due 2031. Videotron intends to use the proceeds of this offering for general corporate purposes, including, without limitation, for the repayment of a portion of its outstanding indebtedness.

This press release is not an offer to sell or the solicitation of an offer to buy securities in the United States or in any other jurisdiction. The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933 or applicable state securities laws, and the senior notes may not be offered or sold in the United States absent registration or an applicable exemption from registration. The senior notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

Videotron (www.videotron.com), a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, entertainment, Internet access, wireline telephone and mobile telephone services. Videotron is a leader in new technologies with its Helix home entertainment and management platform. As of September 30, 2020, Videotron was serving 1,481,800 cable television customers and 452,900 subscribers to its Club illico video streaming service. Videotron is also the Québec leader in high-speed Internet access, with 1,773,600 subscribers to its cable service as of September 30, 2020. As of the same date, Videotron had 1,452,600 subscriber connections to its mobile telephone service and was providing wireline telephone service to 950,900 Québec households and organizations. Videotron has been recognized as one of Montréal’s top employers.

For more information, please contact

Hugues Simard
Chief Financial Officer
Quebecor Inc. and Quebecor Media Inc.
Email: hugues.simard@quebecor.com
Telephone: 514 380-7414

For media only

Merick Séguin

Advisor, Public relations

Videotron

Email: merick.seguin@videotron.com

Telephone: 514 380-7069

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date:	January 22, 2021